Free Writing Prospectus

VanEck Merk Gold ETF

2026-04-29 VanEck Gold Webinar

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Pursuant to 433/164

333-274643

VanEck Gold Webinar

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Morning. Thanks for joining us today. I’m Andrew Musgraves, product manager for VanEck Resource Equity Strategies. Excited to have everyone with us today to discuss gold markets with the panelists of experts here today. Gold has obviously seen some heightened volatility in the past several months, reached all time highs in January, experiencing one of its sharpest corrections in decades after that.

we presume central banks, Fed policy, strong dollar, been some of the main culprits there, but we’ll discuss. And we want to kind of dig into some of those broader themes such as de-dollarization and how that’s playing out longer term. And what about the miners, right? Coming off their strongest years of performance ever, still seeing record margins, strong free cashflow, lots of questions around whether they’ll be able to outshine other equity asset classes in a year with this pronounced volatility.

Here with us to discuss all this today are three experts in the field of gold and gold equities, including president and CIO of Merk Investments, Axel Merk, VanEck Gold Portfolio Manager, Ima Casanova, as well as VanEck’s head of multi-asset solutions, David Shasler. Really what we’re hoping to answer today is several key questions that keep coming up in conversations that we’re having with clients, which are, you know, what’s going on with gold?

What’s driving all this volatility? How did we get here? How are the miners fairing? Strong profitability, cost pressures, you know, what’s next for them? And what’s next for gold? How have our views about gold’s outlook changed, if at all, within the past quarter? So ideally, we’d like to keep this more conversational as we have with some of our recent presentations, webinars. And so we also ask you guys to please answer your questions at any time in the window provided so that we can we can try and get them answered. We’ll touch on golds, VanEck’s gold capabilities just quickly. VanEck has been managing gold investments for over 50 years. It’s one of the longest track records in the industry, manages nearly 50 billion in gold related investments across a variety of vehicle types today, including the largest gold mining ETF, GDX, as well as EMOS Fund International Investors Gold Fund, one of VanEck’s flagship actively managed strategies.

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VanEck also has an established partnership with Merk Investments through its marketing agent role for VanEck Merk Gold ETF, ticker ounce, O-U-N-Z. And it’s the only gold ETF to offer physical deliverability in gold in exchange for underlying shares. And then there’s David’s fund, the VanEck Real Assets ETF, ticker RAAX.

actively manage exposure to real assets, but currently with a pretty sizable allocation to gold around 20%. So lots of experience with gold here today, lots of different angles and approaches we can kind of take to discuss some of these topics should be an exciting conversation. So hoping that we can start it off here. I guess I’ll begin with a fairly broad question, and mostly it’s sort of Axel and Ema, but David also kind of curious to get your feedback as well.

what’s going on with gold today? We’ve seen a lot of volatility here, a pullback from all-time highs. What are you seeing in gold today that is perhaps not well understood or recognized by the market? Maybe, Axel, we can start with you. Yeah, thank you. And thank you for including me here. In my assessment, I think the first thing to keep in mind is the market is pricing the Iran war as a shock rather than a structural change. And what I mean with that is it’s the short-term impact. you look further out, markets look more normal. What it means translated to gold is that in the short-term, yields have been moving higher, but long-term inflation expectations haven’t moved as much. And what that means is that real yields, as priced into the markets in the long run, higher and ultimately gold is competing with cash in the long run and independent of the fact that we have no idea what inflation will be in the long run the market metrics make Provide a headwind to the price of gold in the short run And so it’s a key reason when tension flares up when the price of oil goes up That’s that’s kind of the environment we’re in and then gold gets a little bit of a headwind the other thing to keep in mind to just stay with us team before I’ll pass it on is that

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Gold tends to react well to the secondary effects. Remember, this is a supply shock. Think price controls in the 70s, things check writing during the pandemic. In the rest of the world, we have some rationing, we got some subsidies. In the US, policymakers have been reasonably constrained with regard to quote unquote helping consumers. That help that will be provided is what tends to be good for gold. But in the short run,

The reason why gold has had some headwinds is because it’s on a relative basis, the rate environment has tightened and I’ll be glad to expand, but let me just leave it at that for now. That’s super helpful, the context there. think maybe one thing we didn’t hear from you on is just about some of the central bank demand. Is there any views that you have with respects to some of maybe some of the sales that have been taking place as well. How are you viewing it in that context? Well, gold goes to the folks that can afford to have it. Some central banks need the gold now, need the cash to spend. Others like China continue to accumulate. The broader context is, of course, that central banks are, quote unquote, incentivized to diversify out of the dollar.

And gold is but one of the beneficiaries, if anything that has been reinforced with the events that we have been seeing. So I see that trend to be intact. More broadly speaking, I think the world is not the place from a decade ago. The peaceful era since World War II is over. We have been weaponizing the financial system. We increasingly talk about choke points.

The dollar is one reason we see it with the boycott or the embargo in the trade of the muses as well. so investors will need to think about what they do with regard to the dollar. The other one, let me just add that angle here in this context, when we have tariffs, it doesn’t just impede the flow of goods and impede the flow of currency. And so when there’s less trade, there might be fewer dollars to recycle.

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So all of those dynamics will have an impact. But for the time being, I think there’s a doubling down of countries not friendly to the US to be less dependent on the dollar. That won’t work overnight. It may not even work over decades. But keep in mind that the gold market is small. And so as there are marginal changes benefiting gold, we can have a disproportionate impact on the price.

Andrew, I’ll add some color on the central bank just because just today, this morning in fact, we got some figures out of the World Goal Council. As you know, central bank data lags. So we got some Q1 figures, which I was dying to get. And they actually confirmed that precisely what Axel is saying, this trend is intact of continuing net buying strong net buying of gold from central banks. The figures show record, not record, but central banks Q1 net buying of 244 tons. You can do the math. That’s one quarter. Almost surprising to me because of course, a lot to your point earlier, Andrew, a lot of speculation that a lot of the weakness that we’ve seen in this last few months is from central bank selling. But in fact,

244 tons would be a better quarter than every quarter last year. And so yes, of course we’ve seen some swaps and Turkey was doing some stuff and France sort of repatriated some sold here, but there, but overall the trend like Axel said is that this banks are gonna continue to wanna add to their gold reserves and to the point where all this Iran war crisis.

leading to sales, we were discussing in our investment call this morning. It’s like, well, that’s what gold is for, right? You have it as a reserve because it is liquid, because it can’t come to your rescue in times of crisis. And that’s something that central banks have been very much aware of and exercising for the past four years, like those bars show there. And what we need is investors to get on that same trend.

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That’s very helpful. The recent context, we’ll definitely have to update this. Maybe just sticking on sort of the investor flows portion of this, there was sort of a liquidity crunch, I think here in March, it’s been sort of structurally supportive. Otherwise, how are you thinking about some of that? I know that Axel probably touched on that briefly, but how are you thinking about?

monthly gold ETF flows. something that you guys track relatively close when it comes to gold price. Yeah, that’s our proxy for Western investment demand. And I think it’s very important this numbers that we got today from the World Gold Council also include buying a gold back ETFs to the end of March of 62 tons, considerably lower. And even though we were, you know, those were much higher you know, before the war, we have basically seen drawdowns like you’re showing here through now, year to date, ETF holdings are actually at below the levels that we were at at the beginning of the year. And I think that it’s relevant. What we saw in prior to 25, it was the central banks sort of going at it alone.

in 22, 23, 24, and in fact, another important center of demand, Asian investors. And if you look at those numbers again, by the way, I wish our public, we’ll go council, everybody can access them. You’ll see that bar and coin demand was very strong, 474 tons in the quarter, which is the highest quarter on record. And that was Asian investors leading that center of demand.

Asian investors are still there. They’re buying coins, they’re buying ETFs, likely central banks, as much as they might have had some activity on the sales side, are still in there. What we’re lacking this year is the Western investor with flows basically now netting zero for 2025. So a pickup in ETF demand in Western investment interest, I think is what we see, I see,

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as a big driver of gold prices here as they still remain anchored by central bank and nation buying. Just a fun fact, if I can add that. Yeah, please. The Wenneke-McGold ETF, which is part of the total flow that you show here, has actually been bucking the trend. It’s one of the few ETFs that has had net inflows.

And the key reason here is because of the deliverability feature, tends to attract longer term investors. And so it’s less subject to the speculative flows. And just wanted to mention that here. Thank you, Axel. That’s a great point. on the previous chart, we did not have bars and coins, which I think is an important point to bring up. Axel, maybe just sticking with you really quickly. mean, do you buy this narrative that if we continue to see the inflows, here into gold ETFs that we should see a potential rebound in the price here. have not reached the highs that we saw back in 2020 in terms of ETF gold holdings. How do you think about that? So the way I think about this chart here, look at the gray bar, the total ETF holdings in ounces or million of ounces here. Note that we are not back in of the peak ounces in 2020.

I think that’s difficult for many people to understand. We have in dollar amounts, we’ve reached record highs, but in ounces, we are off the high. It’s one of the reasons that I believe that despite the significant run up we had in the price of gold last year, and by the way, year to date, we’re up in the price of gold despite the volatility, that I don’t think we’ve had a speculative frenzy, a speculative blowout of sorts.

And this is retail demand, obviously, in some ways in the ETF flows. But historically, a peak in gold is driven by euphoria in retail. And this chart is but one of the indications that we haven’t had that. And so I think that’s a very important context that people tend to underestimate.

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Maybe we got a question in Axel too, while we just have you, I just wanna have you maybe rehash some of the points. I know that you covered it in detail, but maybe this person just missed. It says, so if central banks fought 244 tons in Q1, what is the reason for the weakness behind gold? We’ve seen some of these outflows from individual investors. The narrative was big central bank selling to subsidize higher energy costs, but if they bought so much gold, can that thesis hold? What is the major reason for the weakness in gold? And I think, again, you touched on that, but just to rehash for this person. Well, I like to go through the different types of investors in gold. You mentioned central banks. There is the gold bug, who thinks about the purchasing power of gold is going to decline. Those are around and well. You do have the speculator. The speculator tends to use leverage.

And a year ago, the speculator came back to gold. The speculator was busy with meme stocks, SPACs, and now maybe has moved to betting markets. But there has been a deleveraging, so that had been a headwind. On the real investor side, the one headwind that happened is that real interest rates have moved higher with inflation going higher, but central banks not suggesting that they will.

kind of throwing the towel, they’re sticking the course, they’ll be quote unquote higher for longer a little bit. The other investor group that we haven’t mentioned is the classic diversification investors, presumably many of them are on this call. From what we are seeing, those haven’t really changed much of an education, they haven’t been a big driver in that. And so the one thing to keep in mind to just make the broader point here again,

The gold market is fairly small compared to most other markets. And so when there is a change in allocation, it can have an outsized impact. And the trend that people are worried about the fiscal sustainability and the like, those are still there. Now in the short term, we’re all glued to the screen, of course, what’s happening to the Strait of Hormuz. And that’s been driving it. That has caused real rates to be higher as priced into the market. don’t think anybody believes, at least I don’t, that in the long run, inflation

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will be much lower, but that’s somewhat what the market is pricing in right now. And it’s one of the reasons why some might think this might be a buying opportunity. And I’ll add that, remember the central bank figures that I quoted are to the end of March. And of course, we’ve seen a lot of pullback in April, which those figures we don’t have. so perhaps, know, net buying was not as strong from central banks in the month of April.

So I think both to today, clearly maybe there is an influence there in the price from the central bank we are buying, but primarily I think it’s a source of investment demand drying up here, especially in the West, but maybe globally that has gold at the prices that we have now. For all we know, central banks were buying a lot of those tons in the first couple of months of the year, which drove know, along with speculative maybe investment demand to the 5600 high that we had.

All right, this is great. I want to get David roped in here. I know David, you had kind of taken sort of a longer term view of gold and its recent volatility. You have sort of a narrative around how this is not uncommon for this asset class to operate like this just based on its previous price action. Do you have any comments here just to frame it in terms of historical price action or how you guys think about this recent volatility?

within your asset allocation frameworks. I do. I think you actually have another chart that’s one behind this, if you could push to that. Yeah, this chart exactly. So I’ll say a few things. I’ll start off big picture.

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As it relates to volatility, no bull market, no asset class goes up in a straight line. Bull markets aren’t linear. This isn’t the one exception. So let’s start there. So when you make a of money really fast and you give some back, that doesn’t necessarily mean that the bull market’s over. Oftentimes it’s just a pause. Gold in a gold bull market is very, very different than gold in a benign risk environment. So gold’s responding to key forces that are...

that are driving it, right? Geopolitical shocks, debt, deficits, right? We all understand what those are. Givebacks in gold are fully expected. And what this is showing is that during the West to bull markets, 1970s and 2000s, you had five corrections of 10 % or more. Now, I actually hit on something that was really, really important, which is the structural difference in the size of the gold market relative to the fixed income market and the equity market.

When gold performs as well as it does, and keep in mind, this gold’s outperforming other asset classes by a wide margin over any reasonable look back window, short, medium, or longer term windows, gold’s a top performing asset by a very, very wide margin. So you’ve got people migrating from one asset to the other. And when they do that, they’re introducing volatility. Now, given the size of the gold market relative to the equity market, the fixed income market, that means gold acts a lot different during a global market. It’s a lot more volatile. Our expectation is you’re going to get higher hires. You’re going to get more volatility.

going to get deeper drawdowns, you’re going to get more frequent drawdowns because in last two gold bull markets, the market cap ratio of the gold market to the equity market and the gold market to fixed income market was a lot smaller. So what we’re saying here is that gold’s doing exactly what it is. So when you think about it that way, you can become opportunistic and then you realize that the volatility is a feature, it’s not a flaw, and you can come to expect it. So when you see periods of weakness like we have right now, you can say to yourself, are the catalysts that got the gold bull market to where it is, have they accelerated?

decelerated or if they flatlined? And our argument was they’re actually accelerating. That means it’s an opportunity to buy and that’s exactly what we’ve been doing. It’s excellent putting that into context. I think one of the things that kind of gets lost is that, know, despite this pullback, you know, gold and gold stocks have really been some of the best performers over the past year. So it’s helpful to kind of always pull it back into that context.

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I would like to turn it to the gold miners now. Again, one of our aims was to explore how the miners are faring amid all this volatility and whether we believe they can still kind of potentially outshine other asset classes or themselves in the coming year. We’ve seen a few of the Bellwether miners report earnings recently, potentially some higher costs amid energy and labor prices. So I’m gonna start again here with EMA and then maybe to Axel.

How are things shaping up for these miners right now? Are we excited about their prospects heading into the summer for the remainder of the year? What are you looking at? Yeah, the miners are, you know, that slide there, you know, you can read it at your own leisure. But basically, the point that I’ve been trying to make now for quite some time is that these companies are fundamentally in such a strong shape that they should be able to navigate the cycles. I think we’re used to an industry perhaps from 15 or 20 years ago, or maybe during the last global market where gold mining companies had to have high, not just high, but rising gold prices for them to show their profitability. And as soon as the gold price pulled back, meant margins were eroded. And that’s not the case here.

We’ve been trying, obviously we’ve been making this point for a long time now, but companies don’t need $5,600 gold. I put $4,700 goal in there because that’s the price that we had post-war basically. been where gold has sort of been trading in that range. And that is a fantastic gold price for gold mining companies. You mentioned,

Bellwether, Newmont, the largest coal mining company in the world reported and the results were actually surprisingly good. Everybody obviously was expecting strong profitability and record free cash flow and that came but what also came was costs that are very much contained. Granted Newmont

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This is sort of an exceptional quarter for Neumann. It’s not necessarily that it’s going to repeat in Q2, but cost, byproduct cost, which sort of takes some credits from silver and lead and other byproduct production were around $1,100 an ounce, which sounds incredible. Now the guidance for Neumann for the rest of the, for 26, it’s about 1680. So that gives you an idea.

Newmont is guiding that it will produce at around $1,700 per ounce. And here we sit at about $4,500 gold. So as long as these sustain prices, even at the levels we are today at around 45, 4,600 are there, these companies are gonna be generating a lot of cash. And that’s the point this slide is trying to make is, yes, clearly if gold trends higher from here, even better, but can they...

outperform the metal in particular in a range bound scenario. And so far this year that, know, until basically the last week or so that had been the case. We had seen gold up five, 6 % the stocks up, you know, double that. We had a, you know, we’ve had a rough couple of days here with this last pullback, but I still believe that the companies are have the possibility to up perform the metal, even if gold just sort of sits here at this levels for some time because of this, you know, continue record profitability. And even if gold back were to pull back, that’s the last scenario there. Like I said, they don’t need 45, they don’t need 5,000, they don’t even need $4,700 gold. The stocks right now are pricing in. did, we ran our models and we basically did a goal seek to see

You know, what gold price do we have to put in this models to get the current share prices to get an idea? And it has been consistently about a 20 % discount to the spot price. So we think somewhere around 3,700 for a universe of our companies is what they’re discounting. So, you know, there is a case to be made that as long as prices remain above this levels, stocks should hold up really well here. And that picture that you show, it basically tells a story. This industry has never been.

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and better shape. Margins are still very strong. The main question investors line honestly in our mind too is as we get through this first earning season of the year is what’s happening with cost. And that’s particularly relevant. And I’m sure a lot of the participants have those questions is what about this higher fuel, know, oil prices and how do they impact the profitability of the miners obviously at an energy intensive industry.

And what we note is that it’s about on average about 15 % or so for some miners fuel and energy costs and exposure to oil prices is as low as 10, for some it’s as high as 20, but let’s call it around 15%. And so obviously there is exposure and if we obviously continue to have sustained higher oil prices, we’ll see some of those that margin will, so costs will go up, but we have a lot of buffer there.

And the sensitivities that some of these companies have given us are, you know, perhaps another 40 bucks on the oil price per barrel equates to, you know, $40 an ounce in cost. So nothing as perhaps as significant as investors are expecting. And also I will note that these companies do have inventories. They do have fuel.

that they can sell access for the next couple of months. So it is very much a question of how much this situation persists for how much longer and their hedge. Some have hedges as far as six months out. So should we, you know, to discontinue and this supply crunch continue for an access of six months, then yes, I do expect costs to go up. we just expect costs to go up in general.

in this environment simply because of some of the aspects we show here. The fact that we have higher gold, which automatically means higher costs because these companies have to pay royalties that are linked to the gold price and producing, gold producing countries and especially also

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tend to, know, the current could affect the currencies, which we could appreciate, which also erodes some profitability. So there are some external cost pressures that will lead to some increases in the cost. And yet the companies continue to be very focused. I think in some of the questions ahead of the webinar, I read, these companies, know, what are they doing? Are they showing discipline? And the discipline that we see as far as allocating capital also translates to what they’re doing at the operations. We meet with companies, several of them weekly and we met with one recently that is still very much doing full asset potential processes in all of the operations, trying to squeeze the towel. What else, how else can we reduce costs? So not because the gold price is so high and margins are so huge.

Are they just sitting back? They are still trying to improve efficiencies, increase productivity and reduce costs to try to offset some of this inflation. Probably more concerning than energy and oil prices and fuel costs are labor. That’s probably the one that keeps my team more focused on what’s happening in Canada and Australia.

with as far as labor availability and what that means for labor costs. And so all in all, we estimated a 10 to 12 % increase in 26 relative to 25. And that’s pretty much what the companies have guided. Of course, if this energy crisis continues, we could see costs increase a bit.

But again, because there is so much buffer, we are comfortable with the fact that these companies are continuing to generate a lot of free cash flow. I don’t wanna run up too much. could talk about the health of the sector and how well they’re doing. The one point I will emphasize because I know a lot of investors are focused on that when it comes to the miners are returns to shareholders. Newman is a perfect example. They just announced another 2.6 billion in share buybacks. They completed their 2.6

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billion that had been approved, launched a new 2.6 billion by BAX, which goes right back to the shareholder. then in dividends, the dividend number didn’t increase, but of course, the total, but it is a per share amount. So less shares out there, they hired a dividend. And so they remain very much committed.

in increasing those dividends as the gold price increases and that’s profitability increases. They had record-fit cash flow this year. Just to give you an idea, Newman generated about $3 billion in free cash flow in the first quarter. Again, an exceptional quarter, but you can do the math. It trades at $110. So free cash flow yields that are getting close to 10%.

I did a Bloomberg search for free cash for a year for a basket of large gold miners, six, five, 6 % or so. So pretty healthy comps there and still very undervalued, which is what we’re showing here. This shows relative to gold, which obviously it’s a good way to look at it. But also if you look at valuations, historically for this sector and relative to other industries, the sector looks very attractively priced in a time when fundamentally they’re in the strongest shape. So I’ll stop there, Andrew. Thank you, Ima. Axel, you also manage a portfolio of gold equities as well. I of want to just get your feedback on how you think these miners are positioned. We have a question here talking about mergers, consolidations in the sector as well. I know you have some views on some of the smaller names down market cap and just generally speaking, how are you thinking about the gold miners? Well, let me add a perspective that Adima didn’t mention, the investor perspective. In 2011, Mark Andreessen came out with his famous essay that software is eating the world. Fast forward to today, AI is eating software.

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The reason I mention it is AI is an investment that is very capital intensive, different from software, and the margins are uncertain. In mining, it is very capital intensive, and in precious metals mining in particular, margins are very good. And the reason I mention this is that what is different from the bull market 15 years ago is that suddenly mining competes on a level playing field, not just gold mining, compared with other asset classes, even technology. And so as far as asset allocation is concerned, suddenly it becomes an interesting proposition. And when you go to presentations of mid-sized mining companies, you suddenly, which you haven’t seen before, see portfolio managers of large fund complexes in the room that had previously not looked at the mining sector. So I think that’s a

That’s quite relevant for the dynamics in the space. And again, the mining space is fairly small. As far as mergers and the like is concerned, the big companies have been divesting after big mergers that provides an opportunity for others to acquire it. I think the scarcest resource, if you go to smaller mining companies, is good management. And there’s a lot of opportunity and active management in that regard. And as these small companies, grow bigger, they tend to go to the market for fundraising rounds, bigger investors come in and the opportunity is beyond the price of gold. But as far as the broader point is concerned, I’m 100 % on board with EMA that yes, is costs are going up, which happens in every bull market. However, the margins are so good and there’s such a good focus on costs more broadly that they, and especially with valuations, that I think we have even more conservative views on how much is priced into these securities. There is a huge buffer for these companies to be profitable. The one thing to just keep in mind is when somebody is looking for gold, they’re not assuming $4,500 an ounce gold. They’re looking for a much lower price. They’re looking at the operational efficiency.

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Because if you only go and were to go mining, if you need to have $45 an ounce, it’s not worth it because the risk is just too high. And so there is an enormous opportunity here, even if the price of gold were to come down a bunch more. Andrew, just for accuracy, our senior analyst, Adam Graf, just correct my buyback figure. I don’t know where I came up with the other number, but it’s 6 billion program. I don’t know where that 2.6 came from, but.

Six billion is what Newman announced as their new buyback program after completing a six billion program before. So I just wanted to correct that. Healthy, very healthy. All right, thank you guys. I think we’re gonna go ahead and pivot now to our last part of this discussion. This was a chart that was put together by our gold strategist, Joe Foster. I think you can probably look at these bull markets in lots of different ways. The way he’s laid it out here, it still looks like there’s a lot of

A lot of room to run. So kind of helps me preface the last part of this discussion here today, which is, you know, what’s next from gold? Where do we go from here? I would like to hear from everyone on this, but second part of this too, which I think David really can hopefully dig into is, how are we thinking about gold in the context of asset allocation right now? Are we buyers? How are we repositioning? So I guess, you know, David, maybe if we want to start here, you know, how are you thinking about gold right now?

What is your view on positioning and moving forward? Yeah, perfect. I like what Axel was saying before when he was basically defined the three types of gold investors. And I think we fit squarely into two of those categories. First off, we’re asset allocation diversifiers, right? First and foremost. That’s where most of our performance comes from, owning.

A nice mix of diversified assets. That’s where gold comes in. People ask me, when’s a good time to buy gold and own gold? It’s always a good time to own gold. It’s a second top performing asset class over extended periods of time. You’ve got global equities generally produce around a 10 % annualized return. Gold generally produces around an 8 % annualized return and fixed income generally produces around a five. You factor in the case that, or the fact that gold historically performs the best when other asset classes struggle.

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From NASA allocation perspective, that’s the closest thing you get to a free luncheon. So when should you own gold? We think all the time, right? So start with that. Secondarily, the volatility creates a lot of opportunities and this bull market we believe is structural. We think that there’s a lot more room to run. It’s likely if we had to pin it, which is very, very difficult to do, we’re probably about, least from my perspective, about a third of the way into it. The problems that have driven it this far, we believe are strongly accelerating.

You look at other previous gold bull markets, the one that I think that draws the biggest comparisons, just in sense of magnitude, would be the one in 1970s. And you had a gold bull market that was up or somewhere in the range of 500%. If you look from the early 2000s, that gold bull market was up around 600%. So I think gold’s going a lot higher. That’s our view. So we think from a diversification perspective, from an opportunistic perspective, given its sell-off, we think it’s a really attractive entry point.

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You want to meet Daniel? Sorry, I was hopeful, David, that you might be able to contextualize at least some of the views that you’ve had with respects to how this is a different time and place for gold right now. We can’t really think about it necessarily as we did a long time ago. We have to kind of contextualize it in a different framework and think about it that way. You touched on it a little bit, but maybe, can you talk about how this old and new worlds are different and how we need to be cognizant of that moving forward when we talk about asset allocation. Yeah, this is one of the most simplistic, but I think most informative charts that we have, which just basically defines the world in pre and post and in the pre-COVID world before we basically increased the supply by 42 % overnight and poured gasoline on the debt fire that we’ve been accumulating now for decades. In that world, you had price stability.

assets went up in both dollar terms and gold terms. Because at that point, the dollar was the unquestionable yardstick. We’re in a new regime. And I shouldn’t say new, I should say newish, because we’ve been here for about five years. We’re about five years into this gold bull market. There’s a lot of information on that. We’re in a period of financial accountability. Debt matters, deficits matter, spending matters. So that’s the regime that we’re in.

Debt doesn’t matter until it does, and then it matters a lot. And that’s exactly the situation we find ourselves in. Gold isn’t some random commodity. It’s the original store of value assets, original unit of account. When you’ve got gold, the top performing asset by such a wide magnitude across the board, basically outperforming all other major asset classes on a reasonable back window, there’s a lot of information. So our argument on this from an asset allocation perspective is really simple. This is the ideal time to own gold.

We reach into our asset allocation toolbox and we reach in. This is the tool that we grab because it solves the problems that investors are faced today. So from our perspective, you want to own stocks, you want to own bonds, but you do not want to omit real assets and particularly do not want to omit gold. It’s a very simple argument that leans heavily into diversification.

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think we have maybe a bit of an outdated slide, but just talking about the percentage weighting that you’re thinking when you talk to your strategic asset allocation framework. So I’m assuming that this probably still holds in the context of a larger portfolio, probably still hasn’t changed much. But just to clarify, yeah, somewhere around 5 % of a core portfolio allocation.

Yeah, so let me frame it this way. So we run all in-asset allocation portfolios. Those are model portfolios, ETF model portfolios, and that’s our wealth builder suite of models. Now, our objective in that is to outperform the standard market portfolio, which is in this regards a 60-40 portfolio. So no one’s telling us that we have to buy real assets and we have to buy gold. We buy them because we strongly believe that it will give us a more resilient base, more resilient framework to generate consistent and meaningful performance. Now, how do we do that? So instead of running a 60-40, think about it really simply as we’re running a 55-35-10, and within the real assets, we’re up to around 50 % of that into gold. Now that creates a more stable asset allocation framework to deal with the four major economic regimes, which are high growth, low growth, high inflation, low inflation. So with that strong foundation,

When you put your head on your pillow at night, you don’t have to worry about what happens tomorrow because you have something to perform independent of the economic regime. That’s the purpose. And if done well, if done as we described, the net results should be a net neutral from a risk portfolio perspective. So meaning that the volatility of your portfolio, if you take it from your equities, you take it from your fixed income and you reallocate it to a diversified mix of real assets with gold as your anchor, your portfolio volatility should be effectively the same.

Not exactly, but effectively. And if that’s the case, if you’re risk neutral, but we’re expanding your opportunity set, well, by definition, that would create a more optimal asset allocation mix. And that’s our argument. And then if you layer on top of that, we’re in a clearly undebatable structural bull market and real assets. You don’t have to believe us. Just look at the prices, which are without a doubt validating that. If that’s the case, then you can expand that a little bit more and potentially go overweight, which is what we’re doing. So to your point, this would be our neutral.

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but we’re actually overweight these assets right now. So you could be anywhere from, so this has us at 8 % real assets, we’re at 10 % real assets and digital assets, which are included here as well, which we view as digital gold. And I don’t wanna get too far into that, but if you’re open to that idea as well, that adds additional diversification benefits, but that will bump up your volatility. I just wanna add some questions here too from folks. It seems a lot of people are chiming in.

right at this particular time to ask about other metals as well, right? Silver, platinum, palladium, copper, is that included in this mix as well? And how are you thinking about it? For us it is. So within our real asset solution, which is Rax, R-A-A-X, we own lots of gold. So...

So we own lots of gold, but we also own silver. We also own other precious metals. We also own other industrial metals, which are still fairly highly correlated to individual to gold. So for us, it’s the entire mix. We lead with diversification. know, silver in particular, right? Gold leads, silver amplifies. It has both the scarcity of gold and the industrial side of it as well. If you put those two things together, it’s very, powerful. We’ve been buying both silver and gold recently.

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Great. guess there was, sorry, a couple more charts here. Did you want to talk about some of the positioning that you’ve had within one of the top holdings you own within RACS that you also manage as well? Pitt, I know that you had talked about trying to monetize on some of this volatility that we’re experiencing in gold and maybe a good time to rehash that as well for folks.

Sure. So what this is showing here really simply is our, so you’ve got a couple of things here. So what you’re seeing here on the dark blue, that’s our metals weighting. So that’s not just gold, but that’s gold plus our precious metals, other industrial metals. So that’s our total metals weighting. And then what you’re seeing here is the price of gold. Those red boxes represent when we were actively selling and the blue and the green is when we’re actively buying. The purpose of this chart is really, really simple. And this goes back to what I said before. When is it a good time to own gold?

all the time. When’s it a good time to buy gold? Now, which is what we’re doing. then last year, was overbought short term and our position size just got too big. We’re a big proponents of gold, but there is such thing as too much. And we were broaching that levels and we also had what we believe to be a short term overbought condition. So what we were doing last year throughout the entire year, basically, which you could see with these red boxes was constantly recycling the gains, reducing the size of our active over weight in gold, still staying bullish, still leading into the strength of gold bull market, but reducing it when you’re getting those big surges to the upside. Recycling it at the time last year, we were recycling into oil because that was the next step from a diversification as well as from an oversold perspective. And now, once you saw the huge run up in energy prices, now we’ve been going the other way and reducing our energy position, moving to the backward back months and also increasing our exposure to precious metals.

This reinforces what I was saying before, which is, and I’ll leave it with this, is that if you understand the idea that we’re in a structural gold bull market and you understand with that, you’re going to get a lot of volatility, which is what you’ve experienced in other global markets. Then you could think about gold volatility as a feature and not a flaw. And then you could use it. And with patience and volatility, you can take advantage of the opportunity set. And right now the opportunity set, in our opinion, at least how we’re behaving.

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is increasing our exposure to gold.

I give Axel, Ema a chance to comment on their respective views with respect to gold price outlook. How are you guys thinking about it right now? I know you’re not going to talk target prices, but just generally speaking, are you still bullish? Do you have some near-term concerns about consolidation? How are you thinking about it?

Sure, well, I mentioned somewhere earlier, let me just add one perspective that we haven’t touched on is we’re talking on a day the Federal Reserve is meeting. And I think it’s noteworthy we haven’t talked about the Fed. The Fed has become less relevant. We are all for glued in what’s happening the Strait of Hameau. We’re talking about fiscal sustainability. It’s a good thing that the Federal Reserve has pushed back into the background. If you look at what’s been priced into the market, we kind of have a flat rate outlook.

We have a transition as a Fed share happening. One thing, and of course there are very important nuances that are different between Powell and Kevin Warsh, but I would argue that last December, Jeremy Powell started talking about productivity gain. Well, that is what Kevin Warsh has been talking about. And so in many ways, Powell has been trying to present the Fed on a silver platter to his successor. And we sometimes that gets lost in all the politics about the next Fed share.

Now, that said, Kevin Warsh historically is considered a hawk, despite what the political environment is suggesting right now. Indeed, he did say during his nomination hearings that there is still a little bit too much inflation out there in the perception in the market. And he has indicated in interviews that the Federal Reserve can control inflation. It’s not due to a war, not due to this or that.

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How the Fed gets to its target might not be popular, but it is the Fed that’s in charge of inflation. So I just throw it out there as far as context is concerned. To me, the current headwinds have been driven by the short-term shock. And two drivers for the price of gold to move higher is, one is, if that shock is perceived to be less on the one hand, and we saw that whenever gold has been trying to rally in recent weeks.

And the other one is to the extent that this were to become structural, it’s the increased interference by policymakers that should ultimately be beneficial because that sort of interference. And keep in mind, we have a midterm election coming up in the U.S. Neither of the big parties is interested in fiscal sustainability, at least not in practice, maybe in words. And so in that sense, I agree with David. It’s always a good time to be invested in gold. And the time I’ve said I’ll sell my gold is when

Fiscal Sanity is returning to Congress.

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I like that. Ima, any other comments you want to add as far as outlook is concerned? Sure. I’m not surprisingly perhaps very bullish on the gold price for all of the reasons we’ve discussed here. think the market is being quite complacent right now. I don’t know if all the risks when it comes to debt and inflation.

and so on, and just geopolitical instability and what that means for the global economy are being priced in. That’s being ignored in the gold price right now. And I think, you know, initially we could kind of understand why everybody’s too worried with what’s going on. You know, we’re trying to put out a fire. We’re not really worried about the protection for the next fire, but around this time,

It feels particularly complacent because now we have time to digest what’s going on. And I think it’s a win-win situation for gold, whether the straight remains closed or it opens up tomorrow and the implication that has inflation to, the investors should wake up to a framework that should resemble what David said, you put gold in there.

you let it do its thing. At some point, I think it’s gonna be hard for investors to ignore that need to diversify and protect their portfolios. And when they do, we’ll see gold pick up again in my view. And I’m even more bullish, like I said, on the gold miners because in this record prices for gold, whether it stays here or it takes on the next leg, the miners are gonna continue to...

for generate record results. So it’s a pretty constructive outlook in my view for both GOLTA and GOL minors here.

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Well, thank you guys. It’s been a great discussion. We covered quite a lot. I’m not sure that I can digest all of it right here. I’ll have to take some of this away and come back and have another conversation about this with you guys, of course. You we talked about structural tailwinds, how it should continue to support gold, central bank demand, geopolitics, debasement. We covered how gold continues to demonstrate resilience in crisis despite this volatility.

reinforcing diversification benefits. We covered how gold miners should continue to offer leverage upside with these strong margins. And then finally, how gold should continue to play a central role in portfolios and maybe even some opportunity emerging amidst this volatility. So just wanted to allow ourselves a few minutes to rehash some of the fund offerings here at VanEck for you, ways in which you can access gold and gold miners. If you’re looking strictly for access to physical gold, I want that kind of pure expression of gold beta with the optionality of physical deliverability. You have the VanEck Merk Gold ETF ticker O-ounce, O-U-N-Z, which gives you that in an extremely compelling 25 basis point expense ratio. If you’re looking for access to the miners and an actively managed mutual fund wrapper, EMAS Fund International Investors Gold Fund ticker I-N-I-D-X.

One of the longest operating funds in the gold mining space gives you that leverage to rising gold prices, but also access to the full market cap spectrum. Finally, if you’re looking for set it and forget it, exposure to real assets with a manager, you know, focused on quantitative approach to real asset allocation. We have our VanEck real assets ETF ticker RAAX provides diversified exposure, cross growth oriented income generating and capital preservation assets.

including a sizable allocation of gold. So I’ll leave this up for just a brief second if any of you guys would like to comment on this Axel, Emma or David or anything else before we close out.

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Well, only that people that look at ounce, as we call it, if you have any questions, reach out to VanEck. Sometimes people have questions about the physical deliverability. Most people don’t take deliverability. One nice feature about ounces, when you do request delivery, you’re taking delivery of the gold that you own. It is not considered a sale for tax purposes. You retain the cost basis. You’re literally just taking delivery of the gold and there is a conversion into coins that investors can do.

Most people, of course, don’t want to the London bars that the trust is holding and you can convert. You obviously have to pay the premium to convert into coins. So it’s a unique feature in the industry. And side effect, as I mentioned earlier, it tends to attract a more long-term investor rather than the trader. And that’s good for everybody involved. Andra, I’ll highlight just the active part of the...

our fund, one that I manage and just how important I think active management is for in the gold mining sector, as well as the team behind it, a team of engineers and geologists that has a proven track record in being able to manage the different cycles. And we are outperforming the metal even after yesterday. So it’s the active part of the strategy is paying off, guess.

Yeah, so I guess I’ll wrap it up then and I’ll say what I think about each of these because I’ve allocated each of these and what I would say, generally speaking, is that we own Ounce within RACS and we work closely with Eamon and her team. We also own GDX as well, which is the gold equity piece of it. from a do-it-yourself perspective, we think that Ounce and I &IVX are awesome solutions. The reason RACS is available and the reason why it was even born in the first place was because it helps people solve the problem of

I don’t want to build a real asset portfolio myself. I’m going to let somebody else do it. And that’s why Rax was born. So it basically combines all the diversified real assets into one easy, one stop shop. And that’s what Rax is.

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All right, well, thank you guys, Axel, Ima, David for joining us. If you'd like a copy of today's presentation, you guys can reach out to us at info at Vaneck.com. We'll have a replay of the webinar up available shortly on our website. We also encourage you to visit Vaneck.com, host materials and content that's published by some of the panelists here, including monthly commentaries, as well as...

other asset class of papers covering other asset classes, blogs covering other asset classes from gold to resource equities and emerging markets. So check it out at Vaneck.com. Thanks again to everybody. Have a great day.

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